Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Offering Statement on Form 1-A POS of RoyaltyTraders LLC of the Armanino, LLP audit report dated April 28, 2022, relating to the financial statements of RoyaltyTraders LLC as of December 31, 2021 and for the period since inception, March 18, 2021 to December 31, 2021, which appear in this Offering Statement on Form 1-A POS.

/s/ Armanino LLP

St. Louis, Missouri

August 26, 2022